                                        EX - FILING FEES

CALCULATION OF FILING FEES TABLE
SCHEDULE 13E-3
(Form Type)
LAKE AREA CORN PROCESSORS, LLC
(Name of Issuer)
LAKE AREA CORN PROCESSORS, LLC
(Name of Person(s) Filing Statement)
TABLE 1: TRANSACTION VALUATION

	Transaction Valuation (1)	Fee Rate	Amount of Filing Fee [3]
Fees to Be Paid	$85,675,182.88	0.00015310(2)
Fees Previously Paid (4)	$11,657.13
Total Transaction Valuation	$85,675,182.88
Total Fee Due for Filing			$13,116.87
Total Fees Previously Paid			$11,657.13
Total Fee Offsets			$11,657.13
Net Fee Due			$1,459.74

(1) For purposes of calculating the fee only, this amount is based on 17,998,988 units (the number of units of the Issuer the Company will be converted into Class B, Class C or Class D Units in the proposed Reclassification) multiplied by $4.76, the book value per unit of common equity computed as of June 30, 2024.
(2) The amount of the filing fee calculated in accordance with the Exchange Act of 1934 equals $153.10 for each $1,000,000 of transaction value. This rate increased from $147.60 for each $1,000,000 of transaction value on October 1, 2024.
(3) The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act, determined by multiplying $85,675,182.88 by 0.0001531.
(4) The Company paid $11,657.13 with its initial Schedule 13E-3 filed with the SEC on July 25, 2024.
☒    Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.